Mail Stop 4561

April 28, 2009

By U.S. Mail and facsimile (706) 745-8960

Jimmy C. Tallent
President and Chief Executive Officer
United Community Banks, Inc.
63 Highway 515
Blairsville, Georgia 30512

       Re: **United Community Banks, Inc.**
                Form 10-K for December 31, 2008
                Definitive Proxy Statement filed March 23, 2009
                Form 8-K filed April 23, 2009
                File Number 0-21656

Dear Mr. Tallent:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Cover page and Item 5, page 15

1.   The cover page of the Form 10-K and Item 201(b) of Regulation S-K require the Company indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. In future filings, please provide this information as of a date closer to the date of the Company's Form 10-K.

Business – Loans, page 5

2.   Please advise the staff as to your exposure to subprime lending or non-traditional lending products. If significant, please include this disclosure in future filings.

Risk Factors, page 12

3.   The first risk factor makes statements that "there can be no assurance" that a given event might or might not happen. In future filings, please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Selected Financial Data, pages 17 and 18

4.   We note you use tangible equity and tangible common equity within your GAAP performance measures. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP measures (or related ratios, if any) in the future, the staff notes the following:

- To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements.
- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.
- As it relates to the presentation of risk weighted assets, in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality and Risk Elements: Table 10 Non-Performing Assets, page 32

5.   Provide us with a breakdown, by loan type, of nonperforming loans and "adversely classified" loans in the grades 8 though 10 category (as described on page 6) at both December 31, 2008 and at March 31, 2009.

Financial Statements for the Fiscal Year Ended December 31, 2008
Consolidated Statement of Income, page 45

6.   We note your disclosure on page 66 (Note 18 – Preferred Stock) that you accrete the discount on your TARP related preferred stock directly to retained earnings. Tell us why you have not presented the accretion of the discount as an adjustment to net income, arriving at Net Income Available to Common Shareholders. Please advise or revise in future filings as necessary

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 49
General

7.   Tell us, and disclose in future filings, your policy in accounting for foreclosed property.

8.   We note you have instituted an internal policy where nonperforming assets are being held until there is more stabilization in the marketplace and the company can receive a greater realizable value. Tell us more about this policy addressing how your new policies affect your accounting for "other real estate owned" under paragraphs 30 and 31 of SFAS 144. Provide us with an analysis of OREO activity for the both the fiscal year 2008 and the interim period of fiscal 2009.

Derivative Instruments and Hedging Activities, page 51

9.   For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

- the nature and terms of the hedged item or transaction;
- the nature and terms of the derivative instruments;
- the specific documented risk being hedged;
- the type of SFAS 133 hedge (fair value, cash flow, etc.); and
- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.

10. Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Signatures, page 80

11. In future filings, please be sure that the Chief Financial Officer and Principal Accounting Officer also sign your 10-K in their official capacities, not just as authorized signatories of the Company.

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 16

12. We note your disclosure that the financial performance measures were not met for fiscal year 2008, but not what the financial performance measures were. Please disclose to the staff the performance parameters utilized in determining whether each named executive officer met the requirements of the Management Annual Incentive Plan. Please include such disclosure in future filings. To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Executive Compensation, page 19

13. In future filings, please quantify, if applicable, in footnote 4 to the Company's Summary Compensation Table the amount of any item earned as other compensation that is not a perquisite or personal benefit whose value exceeds $10,000. Please refer to Instruction 3 to Item 402(c)(2)(ix) of Regulation S-K.

Beneficial Ownership, page 27

14. In future filings, please disclose, by footnote or otherwise, the natural person(s) who have voting power for the shares owned by Barclays Global Investors, NA and related entities.

Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibits 31.1 and 31.2

15. We note that your certifications included as Exhibits 31.1 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of

Regulation S-K. In particular, the certifications include the title of the certifying officer in the introductory sentence. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Marc Thomas at 202-551-3452, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney